May 30, 2006

Via Facsimile and Federal Express

Mr. Ryan Milne
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Metalline Mining Company
Form 10-KSB for the Fiscal Year Ended October 31, 2005
Filed January 31, 2006
File No. 000-27667

Dear Mr. Milne:

Metalline Mining Company (the “Company”) has transmitted for filing Form 10-KSB/A No. 1 for the fiscal year ended October 31, 2005 pursuant to the Securities Exchange Act of 1934.

This letter is in response to your letter of May 12, 2006. The Company has provided information in response to your comments as set forth below.

I have enclosed a marked copy of the document for your reference in locating the specific changes to the document you requested.

1. Comment: We note your response to comment 6 in your letter dated July 8, 2005, in which you submitted that in future filings you would add a risk factor that addresses the fact that the probability of an individual prospect ever having “reserves” that meet the requirements of Industry Guide 7 is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration probably be lost. We could not locate such risk factor in your Form 10-KSB. Please add the risk factor or advise us why you have omitted it.

Response: The requested change has been made. See p. 4 of the Form 10-KSB/A No. 1.

Mr. Ryan Milne
May 30, 2006

2. Comment: Please expand your MD&A as follows

•	Discuss and analyze your commitments and how you expect to fund them;

•	Describe your sources of liquidity during the fiscal year ended October 31, 2005; and

•	Describe the significant terms and the amount of funds you expect to raise through the private placement offering in progress.

Response: The requested change has been made. See p. 11 of the Form 10-KSB/A No. 1.

3. Comment: Please include a discussion of your critical accounting policies and address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying those policies. Specifically, you should provide the following:

(a)  An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b) An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c) An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

Response: The requested change has been made. See p. 11 of the Form 10-KSB/A No. 1.

4. Comment: Please expand your conclusion that your disclosure controls and procedures are effective “in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act,” to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15 and Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports SEC Release No. 33-8238, available on out website at <http://www.sec.gov/rules/final/33-8238.htm> for additional guidance.

Mr. Ryan Milne
May 30, 2006

Response: The requested change has been made. See p. 12 of the Form 10-KSB/A No. 1.

We hope we have adequately addressed your comments. Please contact me if you need more information.

Sincerely,

/s/ Theresa M. Mehringer

Theresa M. Mehringer

Enclosure

cc: Merlin Bingham, Metalline Mining Company